Filed Pursuant to Rule 433

Registration 333-132911

RISK FACTORS

Factors to consider before investing in MITTS include:

¡    Investors may not earn a return on their investment beyond the principal protection.

¡  The return may be lower than that of other debt securities of a comparable maturity of ML & Co.

¡   The return on MITTS will not reflect the return on a direct investment in the underlying asset, or on the components included in the underlying asset.

¡   A trading market for MITTS is not expected to develop, and, if trading does develop, the market price investors may receive or be quoted for their MITTS on a date prior to the maturity date will be affected by this and other important factors, including the costs of developing, hedging and distributing MITTS. The price paid for the MITTS in secondary market transactions may be higher or lower than the original purchase price.

¡   Many factors will affect the trading value of MITTS; these factors interrelate in complex ways and the effect of one factor may offset or magnify the effect of another factor.

¡   Purchases or sales of the underlying asset components or securities based on the underlying asset by ML & Co. and its affiliates may affect the return.

¡   Potential conflicts of interest between ML & Co. and investors in the MITTS could arise.

HOW CAN YOU GET STARTED? Contact your Investment Professional to learn if Market Index Target-Term Securities may be right for you.

MITTS are one type of Structured Investment offered by ML & Co. Structured Investments are designed to meet specific investment objectives. The return on these investments comes from the performance of the underlying asset or assets to which the investment is linked. These assets can include fixed income, equities, foreign exchange, commodities, or a combination of these. Structured Investments can accommodate investors with various types of risk and return profiles. As described below, features of Structured Investments may include the following: principal protection, enhanced income, market participation and/or enhanced participation.

Market Index Target-Term Securities® (MITTS®) are senior unsecured debt securities to be issued by Merrill Lynch & Co., Inc. (ML & Co.) that combine the capital preservation feature of fixed-income investments with the growth potential of equities or other asset classes.

This fact sheet is intended to provide an overview of MITTS and does not provide the terms of any specific series of MITTS. Prior to any decision to invest in a specific series of MITTS issued by ML & Co., investors should carefully review the related disclosure document which contains a detailed explanation of the terms of the offering of a specific series of MITTS as well as the risks, tax treatment and other relevant information about such a series of MITTS. Additionally, investors should consult their accounting, legal or tax advisors before investing in MITTS.

BENEFITS OF INVESTING IN STRUCTURED INVESTMENTS

FLEXIBILITY – Structured Investments can be used to implement a wide variety of market views.

SIMPLICITY – Structured Investments offer a packaged solution for investors to access the potential returns of a combination of financial instruments linked to one or more asset classes.

DIVERSIFICATION – Structured Investments enable investors to diversify a portfolio by providing access to the potential returns of a wide variety of asset classes.

OPERATIONAL AND TAX EFFICIENCIES – Structured Investments can reduce complicated financial, tax, legal and operational issues surrounding the execution of sophisticated strategies by providing them in a single security.

ENHANCED RISK/RETURN PROFILES – Structured Investments may provide full or partial principal protection and/or incremental return potential through upside leverage or through other means.

COMMON FEATURES

¡     Typically offers 100% principal protection at maturity and provides no payments before maturity

¡     Linked to the performance of a wide range of underlying assets

¡     May be structured to express a bullish or bearish view

¡     Participation in any positive return (or, in the case of bearish MITTS, negative return) generated by the underlying asset

¡     Any incremental cash payments in addition to return of principal at maturity are based on the performance of the underlying asset over the term of the MITTS

¡     Terms of approximately 3 to 7 years

¡     No periodic interest payments

¡     Usually issued at an original offering price of $10 per unit

¡     May be listed on a U.S. exchange

RATIONALE

Investors may want to consider MITTS if they are looking for growth oriented market exposure, with principal protection.

ADVANTAGES

¡     Potential growth: MITTS offer investors the opportunity to participate in the potential upside (or in the case of bearish MITTS, downside) of an underlying asset, such as a market index, a basket of indexes, or group of stocks in a specific sector. If the level of the asset at maturity is greater (or, in the case of bearish MITTS, lower) than its level at the time the MITTS are priced, the investor will receive a supplemental redemption amount at maturity in addition to the principal invested.

¡     Principal protection: MITTS will repay all or a stated portion of the principal amount at maturity, regardless of how the underlying asset performs. If the value of the asset has not appreciated (or, in the case of bearish MITTS, depreciated), the investor receives a percentage of the principal back at maturity (usually 100%).

STRUCTURED INVESTMENTS MAY INCLUDE THE FOLLOWING KEY FEATURES		HYPOTHETICAL PAYOUT PROFILE

¡     Complement to a long-term strategy: MITTS can help investors reduce investment risk while pursuing the growth necessary to meet their financial objectives.

¡     Diversification: Because MITTS can be linked to a variety of assets, they provide investors with the opportunity to diversify their investment portfolios.

¡     Access to alternative markets: MITTS may provide access to an asset or group of assets not readily available to individual investors through traditional investment strategies.

¡     Low minimum investment: Generally issued at an initial offering price of $10 per unit.

The graph to the left is for illustration purposes only; MITTS may have different payout characteristics than the one depicted to the left. Bearish MITTS will provide (i) principal plus upside participation if the underlying asset is below the starting level, or (ii) return of principal if the underlying asset is above the starting level. Hypothetical information is not a projection of future returns.

CATEGORY:	KEY FEATURE:
PRINCIPAL PROTECTION

Offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

ENHANCED INCOME

May offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

MARKET PARTICIPATION

Can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

ENHANCED PARTICIPATION

May offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.